

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
Pricing Supplement
Dated March 26, 2015
(To Prospectus dated March 5, 2015
and Prospectus Supplement dated March 5, 2015)

HSBC

Structured Investments

HSBC USA Inc.
$1,430,000
Barrier Notes with Step Up Digital Return Linked to the Performance of the Mexican Peso Relative to the Euro due April 14, 2016 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein, in the prospectus supplement and in the prospectus. The Notes will have the terms described herein and in the prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the exchange rate described below.
- Senior unsecured debt obligations of HSBC USA Inc. maturing April 14, 2016.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the prospectus supplement and prospectus, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	Mexican Pesos per one euro ("EURMXN")
Principal Amount:	$1,000 per Note.
Barrier Level:	-10%
Trade Date:	March 26, 2015
Pricing Date:	March 25, 2015
Original Issue Date:	March 31, 2015
Final Valuation Date:	April 11, 2016, subject to adjustment as described herein.
Ending Averaging Dates:	April 5, 2016, April 6, 2016, April 7, 2016, April 8, 2016, and April 11, 2016 (the Final Valuation Date), subject to adjustment as described herein.
Maturity Date:	April 14, 2016. The Maturity Date is subject to further adjustment as described under "Unavailability of the Spot Rate; Market Disruption Events" herein.
Payment at Maturity:	**If the Reference Currency Return is greater than 4%**, you will receive a cash payment per $1,000 Principal Amount of Notes equal to $1,192.50. **If the Reference Currency Return is greater than zero but less than or equal to 4%**, you will receive a cash payment per $1,000 Principal Amount of Notes equal to $1,040.00. **If the Reference Currency Return is less than or equal to zero but greater than or equal to the Barrier Level**, meaning that the Mexican Peso depreciates against the euro by no more than 10% on average on the Ending Averaging Dates, you will receive $1,000, the Principal Amount (a zero return). **If the Reference Currency Return is less than the Barrier Level**, meaning that the Mexican Peso depreciates against the euro by more than 10% on average on the Ending Averaging Dates, you will lose 1% of the Principal Amount for each percentage point that the Reference Currency Return is below zero, calculated as follows: $1,000 + ($1,000 × Reference Currency Return). **This means that if the Reference Currency Return is -100% or less, you will lose your entire investment.**
Reference Currency Return:	The quotient, expressed as a percentage, calculated as follows: $\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$
Spot Rate:	The euro/Mexican Peso exchange rate, expressed as the number of Mexican Pesos per one euro, as determined by the Calculation Agent in the manner set forth in this document under "The Spot Rate," and subject to the provisions set forth under "Unavailability of the Spot Rate; Market Disruption Events" below.
Initial Spot Rate:	16.44275, the Spot Rate on the Pricing Date.
Final Spot Rate:	The arithmetic average of the Spot Rates as determined by the Calculation Agent in its sole discretion on each of the Ending Averaging Dates.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value of the Notes is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
CUSIP / ISIN:	40433BB31 / US40433BB316
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 6 of this document and "Risk Factors" beginning on page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes. The placement agents will receive a fee from the Issuer or one of our affiliates that will not exceed $10.00 per $1,000 Principal Amount of Notes.

The Estimated Initial Value of the Notes on the Pricing Date is $985.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 6 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$1,430,000	$14,300	$1,415,700

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
March 26, 2015

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a senior unsecured debt security linked to the euro/Mexican Peso exchange rate. Although the Note offering relates only to this exchange rate, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any currency or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 6 of this pricing supplement and "Risk Factors" beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations, as well as an illustrative diagram and table reflecting hypothetical returns at maturity. These charts should be reviewed together with the other information contained in this pricing supplement as well as in the accompanying prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 in Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Initial Spot Rate of 16.44275 and the other terms set forth below. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Reference Asset:	Mexican Pesos per one euro
Currency:	USD
Barrier Level:	-10%
Ending Averaging Dates:	April 5, 2016, April 6, 2016, April 7, 2016, April 8, 2016 and April 11, 2016 (expected)
Maximum potential gain:	19.25%
Maximum potential loss:	100.00%
Maturity:	54 weeks
Settlement:	Cash

- **Appreciation Potential:**
  - The Notes provide the opportunity to receive a 4% return at maturity if the Reference Currency Return is greater than 0%, and a 19.25% return at maturity if the Reference Currency Return is greater than 4%.
- **No Guaranteed Return of Principal:**
  - Full principal at risk if the Reference Currency Return is less than the Barrier Level.

Hypothetical Total Return on the Notes



Summary Selected Risk Considerations (see page 6)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in any currency. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

- Your investment in the Notes may result in a loss.
- The maximum return on the Notes is limited.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Suitability of the Notes for investment.
- The Estimated Initial Value of the Notes is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- Legal and regulatory risks.
- If the liquidity of the Mexican Peso or the euro is limited, the value of the Notes would likely be impaired.
- We have no control over the exchange rate between the Mexican Peso and the euro.
- The method of calculating the Reference Currency Return will diminish any appreciation of the Mexican Peso and magnify any depreciation of the Mexican Peso relative to the euro.
- The Notes are exposed to an emerging markets currency and therefore expose you to significant non-diversified currency risk.
- The Notes are subject to emerging markets' political and economic risks.
- The Notes are subject to currency exchange risk.
- Currency markets may be volatile.
- The amount payable on the Notes is not linked to the exchange rate at any time other than on the Ending Averaging Dates, including the Final Valuation Date.
- No interest payments.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Historical performance of the exchange rate should not be taken as an indication of its future performance during the term of the Notes.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.

Hypothetical Final Spot Rate	Hypothetical Reference Currency Return	Hypothetical Total Return on the Notes
0.0000	100.00%	19.25%
3.28855	80.00%	19.25%
6.57710	60.00%	19.25%
8.22138	50.00%	19.25%
9.86565	40.00%	19.25%
11.50993	30.00%	19.25%
12.33206	25.00%	19.25%
13.15420	20.00%	19.25%
14.79848	10.00%	19.25%
15.62061	5.00%	19.25%
15.78504	**4.00%**	**4.00%**
16.11390	2.00%	4.00%
16.44275	**0.00%**	**0.00%**
16.77161	-2.00%	0.00%
17.26489	-5.00%	0.00%
18.08703	**-10.00%**	**0.00%**
18.90916	-15.00%	-15.00%
19.73130	-20.00%	-20.00%
20.55344	-25.00%	-25.00%
21.37558	-30.00%	-30.00%
23.01985	-40.00%	-40.00%
24.66413	-50.00%	-50.00%
26.30840	-60.00%	-60.00%
29.59695	-80.00%	-80.00%
32.88550	-100.00%	-100.00%

How Do Exchange Rates Work?

Exchange Rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Reference Currency Return reflects the return of the Mexican Peso relative to the euro from the Initial Spot Rate to the Final Spot Rate, calculated using the formula set forth above under "Key Terms — Reference Currency Return." While the Reference Currency Return for purposes of the Notes is determined using the formula set forth above under "Key Terms — Reference Currency Return," there are other reasonable ways to determine the return of the Mexican Peso relative to the euro that would provide different results. For example, another way to calculate the return of the Mexican Peso relative to the euro would be to calculate the return that would be achieved by converting euros into Mexican Pesos at the Initial Spot Rate on the Pricing Date and then converting back into euros at the Final Spot Rate. In this document, we refer to the return of the Mexican Peso relative to the euro calculated using that method, which is not used for purposes of the Notes, as a "conversion return."

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of the Mexican Peso relative to the euro will be diminished, as compared to a conversion return, while any depreciation of the Mexican Peso relative to the euro will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the Mexican Peso relative to the euro increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of the Mexican Peso relative to the euro increases as the Reference Currency Return decreases. Accordingly, your return on the Notes may be less than if you had invested in similar notes that reflected conversion returns.

The Spot Rate is expressed as the number of Mexican Pesos per one euro. As a result, a **decrease** in the Spot Rate from the Initial Spot Rate to the Final Spot Rate means that the Mexican Peso has **appreciated / strengthened** relative to the euro from the Initial Spot Rate to the Final Spot Rate. This means that one Mexican Peso could purchase more euros at the Final Spot Rate than it could on the Pricing Date. Viewed another way, it would take fewer Mexican Pesos to purchase one euro at the Final Spot Rate than it did at the Initial Spot Rate on the Pricing Date.

The following examples assume an Initial Spot Rate of 17.0000 for the Mexican Peso relative to the euro. The actual Initial Spot Rate is set forth on the cover page of this document.

Example 1: The Mexican Peso strengthens from the Initial Spot Rate of 17.0000 Mexican Pesos per euro to the Final Spot Rate of 16.6600 Mexican Pesos per euro.

The Reference Currency Return is equal to 2.00%, calculated as follows:

$$(17.0000 - 16.6600) / 17.0000 = 2.00\%$$

By contrast, if the return on the Mexican Peso were determined using a conversion return, the return would be 2.04%.

Example 2: The Mexican Peso strengthens from the Initial Spot Rate of 17.0000 Mexican Pesos per euro to the Final Spot Rate of 0.1700 Mexican Pesos per euro.

The Reference Currency Return is equal to 99.00%, calculated as follows:

$$(17.0000 - 0.1700) / 17.0000 = 99.00\%$$

By contrast, if the return on the Mexican Peso were determined using a conversion return, the return would be 9,900%. The payment at maturity will not reflect a return greater than the Maximum Return if the Mexican Peso has appreciated relative to the euro.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of the Mexican Peso relative to the euro increases as the Reference Currency Return increases.

Conversely, an **increase** in the Spot Rate from the Initial Spot Rate to the Final Spot Rate means that the Mexican Peso has **depreciated / weakened** relative to the euro from the Initial Spot Rate to the Final Spot Rate. This means that it would take more Mexican Pesos to purchase one euro at the Final Spot Rate than it did on the Pricing Date. Viewed another way, one Mexican Peso could purchase fewer euros at the Final Spot Rate than it could at the Initial Spot Rate on the Pricing Date.

Example 3: The Mexican Peso weakens from the Initial Spot Rate of 17.0000 Mexican Pesos per euro to the Final Spot Rate of 20.4000 Mexican Pesos per euro.

The Reference Currency Return is equal to -20.00%, calculated as follows:

$$(17.0000 - 20.4000) / 17.0000 = -20.00\%$$

By contrast, if the return on the Mexican Peso were determined using a conversion return, the return would be -16.67%.

Example 4: The Mexican Peso weakens from the Initial Spot Rate of 17.0000 Mexican Pesos per euro to the Final Spot Rate of 34.0000 Mexican Pesos per euro.

The Reference Currency Return is equal to -100.00%, calculated as follows:

$$(17.0000 - 34.0000) / 17.0000 = -100.00\%$$

By contrast, if the return on the Mexican Peso were determined using a conversion return, the return would be -50.00%. As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of the Mexican Peso relative to the euro increases as the Reference Currency Return decreases.

The hypothetical Initial Spot Rate, Final Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to receive a 4% return at maturity if the Reference Currency Return is greater than 0%, and a 19.25% return at maturity if the Reference Currency Return is greater than 4%. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LOSS OF PRINCIPAL IF THE REFERENCE CURRENCY RETURN IS LESS THAN THE BARRIER LEVEL** — if the Reference Currency Return is greater than or equal to the Barrier Level of -10%, you will receive the Principal Amount at maturity, even if the Mexican Peso has depreciated against the euro as compared to the Initial Spot Rate. If the Reference Currency Return is less than the Barrier Level, you will lose 1% of your Principal Amount for every 1% that the Mexican Peso has depreciated against the euro as compared to the Initial Spot Rate, down to a Reference Currency Return of -100%. If the Reference Currency Return is -100% or less, you will lose your entire investment.

- **EXPOSURE TO THE MEXICAN PESO VERSUS THE EURO** — The return on the Notes is linked to the performance of the Mexican Peso relative to the euro, and will enable you to receive a positive return if the Mexican Peso appreciates relative to the euro from the Pricing Date to the Ending Averaging Dates, with a maximum potential gain of 19.25%.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Assuming this characterization is respected, upon a sale or exchange of a Note, you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Note, which should equal the amount you paid to acquire the Note. Your gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss for U.S. federal income tax purposes, unless an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") is available and made to treat such gain or loss as capital gain or loss ("Section 988 election"). The Section 988 election is generally available for a forward contract, a futures contract, or option on foreign currencies as described in Section 988 of the Code. Although not clear, a U.S. holder (as defined in the accompanying prospectus supplement) may be entitled to make a Section 988 election with respect to the Notes. If a Section 988 election is available in respect of the Notes, in order for the election to be valid, a U.S. holder must: (A) make the Section 988 election by clearly identifying the investment in the Notes on its books and records on the date the holder acquires the Notes as being subject to the Section 988 election (although no specific language or account is necessary for identifying a transaction on the holder's books and records, the method of identification must be consistently applied and must clearly identify the pertinent transaction as subject to the Section 988 election); and (B) verify the election by attaching a statement to the holder's income tax return, which must include (i) a description and the date of the Section 988 election, (ii) a statement that the Section 988 election was made before the close of the date that the Notes were acquired, (iii) a description of the Notes and the maturity date of the Notes or, alternatively, the date on which the Notes were sold or exchanged, (iv) a statement that the Notes were never part of a "straddle" as defined in Section 1092 of the Code, and (v) a statement that all transactions subject to the Section 988 election are included on the statement attached to the holder's income tax return. If a Section 988 election is available and validly made in respect of the Notes, gain or loss recognized upon the sale or exchange of the Notes should be treated as capital gain or loss. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisors regarding the availability, applicable procedures and requirements, and consequences of making a Section 988 election in respect of the Notes.

  Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. For example, the Notes could be treated either as "foreign currency contracts" within the meaning of Section 1256 of the Code or as "contingent payment debt instruments", as discussed in the section entitled "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

  In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. holders, possibly with retroactive effect.

  For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the exchange rate and will depend on the extent to which the Mexican Peso appreciates or depreciates against the euro. If the Mexican Peso has depreciated against the euro, as compared to the Initial Spot Rate, by more than 10%, then the benefit provided by the Barrier Level will terminate. **IN THAT SITUATION, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE MAXIMUM RETURN ON THE NOTES IS LIMITED** — The payment on your Notes is limited to $1,192.50 for each $1,000 Principal Amount of Notes. This will be the case even if the Mexican Peso has appreciated against the euro by more than 19.25%.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the performance of the exchange rate and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF WE WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the value of the Mexican Peso relative to the euro and, consequently, the value of the Notes.

- **IF THE LIQUIDITY OF THE MEXICAN PESO OR THE EURO IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of the Mexican Peso or the euro on any Ending Averaging Date could increase the Final Spot Rate, and therefore, reduce the return of your Notes. Limited liquidity relating to the Mexican Peso and/or the euro may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Reference Currency Return using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Currency Return could, in turn, result in potential conflicts of interest.

- **WE HAVE NO CONTROL OVER THE EXCHANGE RATES BETWEEN THE MEXICAN PESO AND THE EURO** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes which are affected by the exchange rate between the Mexican Peso and the euro.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE MEXICAN PESO AND MAGNIFY ANY DEPRECIATION OF THE MEXICAN PESO RELATIVE TO THE EURO** — The Reference Currency Return reflects the return of the Mexican Peso relative to the euro from the Initial Spot Rate to the Final Spot Rate, calculated using the formula set forth above under "Key Terms — Reference Currency Return." While the Reference Currency Return for purposes of the Notes is determined using the formula set forth above under "Key Terms — Reference Currency Return," there are other reasonable ways to determine the return of the Mexican Peso relative to the euro that would provide different results. For example, another way to calculate the return of the Mexican Peso relative to the euro would be to calculate the return that would be achieved by converting euros into Mexican Peso at the Initial Spot Rate on the Pricing Date and then converting back into euros at the Final Spot Rate. In this document, we refer to the return on the Mexican Peso relative to the euro calculated using that method, which is not used for purposes of the Notes, as a "conversion return."

Under the Reference Currency Return formula, any appreciation of the Mexican Peso relative to the euro will be diminished, as compared to a conversion return, while any depreciation of the Mexican Peso relative to the euro will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of the Mexican Peso relative to the euro increases as the Reference Currency Return increases. The magnifying effect on any depreciation of the Mexican Peso relative to the euro increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See "How Do Exchange Rates Work?" in this document for more information.

- **THE NOTES ARE EXPOSED TO A SINGLE EMERGING MARKETS CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK** — An investment in the Notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Mexican Peso, relative to the euro. As an emerging markets currency, the Mexican Peso is subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the Notes.

- **THE NOTES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** — The Mexican Peso is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the value of the Mexican Peso, and, consequently, the return on the Notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the euro and the Mexican Peso are at any moment a result of the supply and demand for these currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments in the countries in the European Union, Mexico and the United States between each country and its major trading partners; and

  - the extent of governmental surplus or deficit in the countries in the European Union, Mexico and the United States.

  Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the countries in the European Union, Mexico, the United States, and those of other countries important to international trade and finance.

- **CURRENCY MARKETS MAY BE VOLATILE** — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the level of the exchange rate on the Ending Averaging Dates, and therefore, the value of your Notes.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE EXCHANGE RATE AT ANY TIME OTHER THAN ON THE ENDING AVERAGING DATES, INCLUDING THE FINAL VALUATION DATE** — Changes in the exchange rate during the term of the Notes other than on the Ending Averaging Dates may not be reflected in the calculation of the Payment at Maturity. The Reference Currency Return will be calculated only as of the Ending Averaging Dates. As a result, the Reference Currency Return may be less than zero even if the exchange rate had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on each of the Ending Averaging Dates.

- **NO INTEREST PAYMENTS** — As a holder of the Notes, you will not receive interest payments.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the exchange rate between the Mexican Peso and the euro, and therefore, the market value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the performance of the exchange rate and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE EXCHANGE RATE SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the Spot Rate for the exchange rate will rise or fall. The Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the Mexican Peso or the euro or determining the Reference Currency Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Mexican Peso or the euro. If the Calculation Agent, in its sole discretion, determines that any of these events occurs, the Calculation Agent will determine the Spot Rate and the Reference Currency Return in good faith and in a commercially reasonable manner, and it is possible that the Ending Averaging Dates and the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for the Spot Rate is not available on one or more of the Ending Averaging Dates, the Calculation Agent may determine the Spot Rate for that date, and such determination may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Spot Rate of the exchange rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected exchange rates and volatility of the exchange rates between the Mexican Peso, the euro and the U.S. dollar;

  - the time to maturity of the Notes;

  - interest and yield rates in the market generally and in the markets of the Mexican Peso, the euro and the U.S. dollar;

  - a variety of economic, financial, political, regulatory or judicial events that affect the exchange rate; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Exchange Rate?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 in Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Barrier Level of -10% and the Initial Spot Rate of 16.44275. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Spot Rate	Hypothetical Reference Currency Return	Hypothetical Total Return on the Notes
0.0000	100.00%	19.25%
3.28855	80.00%	19.25%
6.57710	60.00%	19.25%
8.22138	50.00%	19.25%
9.86565	40.00%	19.25%
11.50993	30.00%	19.25%
12.33206	25.00%	19.25%
13.15420	20.00%	19.25%
14.79848	10.00%	19.25%
15.62061	5.00%	19.25%
15.78504	**4.00%**	**4.00%**
16.11390	2.00%	4.00%
16.44275	**0.00%**	**0.00%**
16.77161	-2.00%	0.00%
17.26489	-5.00%	0.00%
18.08703	**-10.00%**	**0.00%**
18.90916	-15.00%	-15.00%
19.73130	-20.00%	-20.00%
20.55344	-25.00%	-25.00%
21.37558	-30.00%	-30.00%
23.01985	-40.00%	-40.00%
24.66413	-50.00%	-50.00%
26.30840	-60.00%	-60.00%
29.59695	-80.00%	-80.00%
32.88550	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Mexican Peso appreciates in value against the euro from the Initial Spot Rate of 16.44275 to a hypothetical Final Spot Rate of 11.50993. Because the Reference Currency Return of 30.00% is greater than 4.00%, the investor receives a Payment at Maturity of $1,192.50 per $1,000 in Principal Amount of Notes. In no case will the investor receive a return that exceeds 19.25%.

Example 2: The Mexican Peso appreciates in value against the euro from the Initial Spot Rate of 16.44275 to a hypothetical Final Spot Rate of 16.11390. Because the Reference Currency Return of 2.00% is greater than 0.00% but less than 4.00%, the investor receives a Payment at Maturity of $1,040.00 per $1,000 in Principal Amount of Notes.

Example 3: The Mexican Peso depreciates in value against the euro from the Initial Spot Rate of 16.44275 to a hypothetical Final Spot Rate of 17.26489. Because the Reference Currency Return of -5.00% is less than zero but greater than the Barrier Level of -10.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 in Principal Amount of Notes.

Example 4: The Mexican Peso depreciates in value against the euro from the Initial Spot Rate of 16.44275 to a hypothetical Final Spot Rate of 23.01985. Because the Reference Currency Return of -40.00% is less than the Barrier Level of -10.00%, the investor is exposed to the negative performance of the exchange rate. The investor will receive a Payment at Maturity of $600.00 per $1,000 in Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600.00$$

Historical Performance

The following graph sets forth the historical performance of the EURMXN exchange rate from January 1, 2008 through March 26, 2015. The EURMXN exchange rate on March 26, 2015 was 16.4794. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The EURMXN exchange rate displayed in the graph below is not calculated using the method described below in "The Spot Rate" and may differ from the exchange rate that would be calculated using such method.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Ending Averaging Dates. We cannot give you assurance that the performance of the Mexican Peso and the euro will result in any positive return of your investment. The exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of its performance using the Spot Rates that will be derived from the applicable pages set forth below.

Historical Performance of the Mexican Peso
(expressed as the number of Mexican Pesos per one euro)



Source: Bloomberg Professional® service

The Spot Rate

The Spot Rate for the Mexican Peso on each date of calculation is the euro/Mexican Peso exchange rate, expressed as the amount of Mexican Pesos per one euro, which is equal to the USDMXN Rate divided by the USDEUR Rate (each as defined below). For example, if on an Averaging Date, the USDMXN is 15.3000, and the USDEUR is 0.9000, the Spot Rate will be:

$$15.3000/0.9000 = 17.0000$$

On each date of calculation, the USDMXN Rate is the U.S. Dollar/Mexican Peso exchange rate, expressed as the amount of Mexican Pesos that may be exchanged for one U.S. Dollar, for settlement on the same day, as reported on Reuters page "WMRSPOT" (in the MID column), or any successor page, at approximately 4:00 p.m. in London on the date of calculation. The USDMXN Rate is subject to the provisions set forth under "Unavailability of the Spot Rate; Market Disruption Events" in this document. Four decimal figures will be used for the determination of such USDMXN Rate.

On each date of calculation, the USDEUR Rate is the U.S. Dollar/euro exchange rate in the global spot foreign exchange market, expressed as the amount of euros that may be exchanged for one U.S. dollar, as reported by Reuters on Page "WMRSPOT" (in the MID column) or any substitute page, at or after 4:00 p.m. in London on the date of calculation. The USDEUR Rate is subject to the provisions set forth under "Unavailability of the Spot Rate; Market Disruption Events" in this document. Four decimal figures will be used for the determination of such USDEUR Rate.

Unavailability of the Spot Rate; Market Disruption Events

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner, or the Ending Averaging Dates, including the Final Valuation Date, may be postponed by the Calculation Agent.

In addition to the foregoing, the Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from valuing the Mexican Peso or the euro in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Mexican Peso or the euro. If the Calculation Agent, in its sole discretion, determines that any of these events occurs or is continuing on any scheduled Ending Averaging Date or the Final Valuation Date, the Calculation Agent may determine the Spot Rate for that day in good faith and in a commercially reasonable manner, or, in the discretion of the Calculation Agent, may determine to postpone the Final Valuation Date for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If the Final Valuation Date has been postponed for five consecutive scheduled trading days and a market disruption event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the Final Valuation Date and the Calculation Agent will determine the Spot Rate for that day in good faith and in a commercially reasonable manner. If the Final Valuation Date is postponed, the Maturity Date will be the third business day following the postponed Final Valuation Date.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

If the Maturity Date is not a business day, the amounts payable on the Notes will be paid on the next following business day and no interest will be paid in respect of such postponement.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms — Payment at Maturity" in this pricing supplement. In that case, the five business days preceding the date of acceleration will be used as the Ending Averaging Dates for purposes of determining the accelerated Reference Currency Return (including the Final Spot Rate). The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agents, at the price indicated on the cover of this pricing supplement. JPMorgan Chase Bank, N.A., JPMS LLC and their affiliates acted as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.